UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-52012
CUSIP NUMBER 46145 P 103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Investools Inc.
Full Name of Registrant

N/A
Former Name if Applicable

45 Rockefeller Plaza, Suite 2012
Address of Principal Executive Office (Street and Number)

New York, New York 10111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

While reviewing and finalizing our preliminary unaudited third quarter financial statements, Investools Inc. (“Investools” or “we” or “our”) discovered accounting errors regarding revenue recognition and classifications on our statement of cash flows that affect certain financial statements for the second quarter of 2007.  Based on these errors, we have determined that we will be restating our financial statements for the second quarter of 2007.  The errors also affected certain financial information contained in the press release for the third quarter 2007 and financial information to be included in our Form 10-Q for the third quarter of 2007.  Because the analysis and preparation of the financial statements for the third quarter is not yet complete due to the recent discovery of these errors, we will not be in a position to timely file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ida K. Kane	(801)	816-6918
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We currently estimate that for the three and nine month periods ended September 30, 2007, we will report net income within a range of between $17 million and $18 million, and $2.6 million and $3.6 million respectively.  This compares to a net loss of $5.4 million and $27.1 million for the corresponding periods in 2006.

The restatement for the second quarter of 2007 is not yet complete, nor is the third quarter finalized.  As a result, the estimated results for the given periods of 2007 are given as a range.  We believe that the increase in net income for the three and nine months periods in 2007 from the corresponding prior periods in 2006 is primarily attributable to the consolidation of operations given the merger with thinkorswim Group, Inc. that is included in the operations of the company from February 15, 2007 through September 30, 2007 in addition to growth in the traditional business.

The foregoing estimates are subject to change pending the completion of the restatement of the second quarter of 2007 and the final adjustments to third quarter 2007.

This notification of late filing on Form 12b-25 contains forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Investools Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2007	By	/s/ Ida K. Kane
Ida K. Kane
Chief Financial Officer and Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).